(logo) Fidelity Investments®	Fidelity Pricing & Cash Management Services 245 Summer Street Boston, MA 02210-1129 617-563-7000

July 22, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Aberdeen Street Trust (the trust):
See list of funds beginning on page 2.
File No. (811–06440)

Ladies and Gentlemen:

On behalf of the funds referenced in the table below, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on October 28, 2016. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the fiscal period ended February 29, 2016 or March 31, 2016, as applicable, has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about August 29, 2016. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than August 1, 2016.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

Sincerely,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group

FIDELITY ABERDEEN STREET TRUST:

Fidelity Advisor Freedom 2005 Fund

Fidelity Advisor Freedom 2010 Fund

Fidelity Advisor Freedom 2015 Fund

Fidelity Advisor Freedom 2020 Fund

Fidelity Advisor Freedom 2025 Fund

Fidelity Advisor Freedom 2030 Fund

Fidelity Advisor Freedom 2035 Fund

Fidelity Advisor Freedom 2040 Fund

Fidelity Advisor Freedom 2045 Fund

Fidelity Advisor Freedom 2050 Fund

Fidelity Advisor Freedom 2055 Fund

Fidelity Advisor Freedom 2060 Fund

Fidelity Advisor Freedom Income Fund

Fidelity Four-in-One Index Fund

Fidelity Freedom 2005 Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2045 Fund

Fidelity Freedom 2050 Fund

Fidelity Freedom 2055 Fund

Fidelity Freedom 2060 Fund

Fidelity Freedom Income Fund

Fidelity Freedom Index 2005 Fund

Fidelity Freedom Index 2010 Fund

Fidelity Freedom Index 2015 Fund

Fidelity Freedom Index 2020 Fund

Fidelity Freedom Index 2025 Fund

Fidelity Freedom Index 2030 Fund

Fidelity Freedom Index 2035 Fund

Fidelity Freedom Index 2040 Fund

Fidelity Freedom Index 2045 Fund

Fidelity Freedom Index 2050 Fund

Fidelity Freedom Index 2055 Fund

Fidelity Freedom Index 2060 Fund

Fidelity Freedom Index Income Fund

Fidelity Freedom K® 2005 Fund

Fidelity Freedom K® 2010 Fund

Fidelity Freedom K® 2015 Fund

Fidelity Freedom K® 2020 Fund

Fidelity Freedom K® 2025 Fund

Fidelity Freedom K® 2030 Fund

Fidelity Freedom K® 2035 Fund

Fidelity Freedom K® 2040 Fund

Fidelity Freedom K® 2045 Fund

Fidelity Freedom K® 2050 Fund

Fidelity Freedom K® 2055 Fund

Fidelity Freedom K® 2060 Fund

Fidelity Freedom K® Income Fund